Exhibit 99.1

CAE to acquire L3Harris Technologies’ Military Training business for US$1.05 billion

•	Acquisition highly complementary to CAE’s core military training business in the United States

•	Broadens CAE’s position in training and simulation across multi-domain operations

•	Low-teens percentage EPS accretion expected within first full year post closing, including expected cost synergies

•	Expected to be immediately accretive to Defence & Security operating profit and EBITDA(1) margins on operational efficiencies

•	Funding structure consistent with CAE’s investment grade profile

•	Transaction builds on CAE’s track record of successful acquisitions

Montreal, March 1, 2021 – (NYSE: CAE; TSX: CAE) – CAE today announced that it has entered into a definitive agreement with L3Harris Technologies (NYSE: LHX) to acquire L3Harris’ Military Training business for US$1.05 billion, subject to customary adjustments (the “Acquisition”). The Acquisition value represents approximately 13.5 times the L3Harris Military Training business estimated adjusted 2020 EBITDA(1) or approximately 10 times, including cost synergies, which are expected to reach a range of C$35 to C$45 million (approximately US$28 to US$35 million) annually by the end of the second year following closing of the Acquisition. The Acquisition is expected to be low-teens percentage EPS accretive to CAE in the first full year post closing, including expected cost synergies. The closing of the Acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions.

The L3Harris Military Training business includes Link Simulation & Training, Doss Aviation and AMI. L3Harris Link is one of the leading providers of military training solutions in the United States; Doss Aviation is the provider of initial flight training to the United States Air Force (USAF); and AMI is a design and manufacturing facility for simulator hardware. Upon closing, the L3Harris Military Training business would operate under CAE USA, headquartered in Tampa, Florida.

The Acquisition will expand CAE’s position as a platform-agnostic training systems integrator by diversifying CAE’s training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing CAE’s training and simulation capabilities in space and cyber. L3Harris Military Training will bring significant experience in the development and delivery of training systems for fighter and bomber aircraft, Army rotary-wing platforms, submarines and remotely piloted aircraft. L3Harris Military Training will also bring a significant backlog and position on key programs, including the USAF Simulators Common Architecture Requirements and Standards (SCARS) program, USAF F-16 Simulators Training Program (STP), US Navy/Marine Corps F/A-18 aircrew training systems, USAF Ground Based Strategic Deterrent (GBSD) training and USAF B-2 training system.

“The proposed acquisition represents a significant value creation opportunity for all CAE stakeholders. It accelerates our growth strategy in Defence and Security and is highly complementary to our core military training business, broadening our position in the United States,” said Marc Parent, CAE’s President and Chief Executive Officer. “We are adding new customers, experience on new platforms and building our depth of expertise to address all domains – air, land, sea, space and cyber – as well as expanding into adjacent markets such as mission and operations support. This proposed transaction will provide greater balance to CAE across businesses and geographies, and like our recent acquisitions in the civil aviation market, it demonstrates our focus on bolstering and expanding our position in the markets we serve. We are making investments with a view to emerge from the pandemic stronger and prepared to meet the growing demands of our customers.”

“With annual revenues of approximately US$500 million in 2020, L3Harris Military Training brings scale and capabilities that support our imperative to align closely with the National Defense Strategy in the United States,” said Dan Gelston, Group President, Defence & Security, CAE. “We expect increasing demand for simulation-based training and the use of synthetic environments across multi-domain operations. This acquisition will further support CAE in providing those vital digitally immersive solutions for training and operational support. We look forward to welcoming the team at L3Harris Military Training as we grow CAE and position the company to support the mission of our defence and security customers.”

L3Harris Military Training is CAE’s fourth announced acquisition in the past four months and demonstrates CAE’s commitment to thoughtfully deploying capital to broaden the company’s position across key markets. The Acquisition is aligned with CAE’s strategic priorities and meets the strict financial parameters the company has in place.

Acquisition Financing

CAE’s capital allocation priorities continue to be primarily focused on investing in superior and sustainable growth opportunities, balanced with maintaining a strong financial position consistent with CAE’s investment grade profile.

The Acquisition and other related transaction costs are to be funded through the issuance of C$700 million (approximately US$550 million) aggregate amount of subscription receipts to two institutional investors on a private placement basis (the “Private Placements”) as well as other currently available liquidities. The Private Placements are supported by a C$475 million (approximately US$375 million) investment by Caisse de dépôt et placement du Québec (“CDPQ”), a Canada-based global institutional investor, and a C$225 million (approximately US$175 million) investment by GIC Private Limited (“GIC”), one of the world’s largest sovereign wealth funds, with an established global network. An aggregate of 22,400,000 subscription receipts will be issued at a price of C$31.25 per subscription receipt, for gross proceeds of C$700 million (approximately US$550 million). Each subscription receipt will entitle the holder to receive one common share of CAE as well as a commitment fee upon and subject to closing of the Acquisition. The completion of the Private Placements is subject to customary approvals of applicable securities regulatory authorities, including the Toronto Stock Exchange and the New York Stock Exchange, and other customary closing conditions. Closing of the Private Placements are expected to occur concurrently on or about March 4, 2021. The subscription receipts will be subject to a four month hold period under applicable securities laws in Canada. While the Private Placements and other currently available liquidities provide sufficient funds to close the Acquisition, CAE may, subject to market and other conditions, also opportunistically undertake the issuance of additional equity and/or debt financing.

The subscription receipts and the common shares of CAE have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to U.S. persons except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or elsewhere.

Conference Call Information

CAE will host a conference call and live webcast to discuss the Acquisition on Monday, March 1, 2021 at 8:00 a.m. Eastern Standard Time. The webcast will be accompanied by presentation slides which are already available at http://www.cae.com/investors/. The call is intended for financial analysts and institutional investors and will be followed by a media Q&A. Participants can listen to the conference call by dialing 1-877-586-3392 or + 1-416-981-9024. The webcast will be accessible on CAE’s Investors page on www.cae.com/investors/ or at https://www.gowebcasting.com/11107.

Advisors

Goldman Sachs & Co. LLC is acting as exclusive financial advisor on the Acquisition and providing assistance on the Private Placements. Legal advice is being provided to CAE by DLA Piper and Norton Rose Fulbright. RBC Capital Markets is acting as advisor for the Company on the Private Placements.

About CAE

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries. www.cae.com

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About L3Harris Technologies

L3Harris Technologies is an agile global aerospace and defense technology innovator, delivering end-to-end solutions that meet customers’ mission-critical needs. The company provides advanced defense and commercial technologies across air, land, sea, space and cyber domains. L3Harris has approximately US$18 billion in annual revenue and 48,000 employees, with customers in more than 100 countries. L3Harris.com

About CDPQ

At Caisse de dépôt et placement du Québec (CDPQ), we invest constructively to generate sustainable returns over the long term. As a global investment group managing funds for public retirement and insurance plans, we work alongside our partners to build enterprises that drive performance and progress. We are active in the major financial markets, private equity, infrastructure, real estate and private debt. As at December 31, 2020, CDPQ’s net assets total CAD 365.5 billion. cdpq.com

About GIC

GIC is a leading global investment firm established in 1981 to manage Singapore’s foreign reserves. A disciplined long-term value investor, GIC is uniquely positioned for investments across a wide range of asset classes, including equities, fixed income, private equity, real estate and infrastructure. GIC invests through funds and directly in companies, partnering with its fund managers and management teams to help world-class businesses achieve their objectives. GIC has investments in over 40 countries and has been investing in emerging markets for more than two decades. Headquartered in Singapore, GIC employs over 1,700 people across 10 offices in key financial cities worldwide. For more information about GIC, please visit www.gic.com.sg

CAE contacts:

Hélène V. Gagnon, Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility

+1-514-340-5536, helene.v.gagnon@cae.com

Defence trade media:

Chris Stellwag, Director, Marketing Communications – Defence and Security,

+1-407-709-3070, chris.stellwag@cae.com

Investor relations:

Andrew Arnovitz, Senior Vice President, Strategy and Investor Relations,

+1-514-734-5760, andrew.arnovitz@cae.com

Caution concerning forward-looking statements

This press release includes forward-looking statements, which include, without limitation, statements relating to the Acquisition, the Private Placements, available liquidities, the use of proceeds of the Private Placements, the expected timing of, and conditions precedent to, completion of the Acquisition and Private Placements; the attractiveness of the Acquisition from a financial perspective and expected accretion in various financial metrics; expectations regarding anticipated cost savings and synergies; the strength, complementarity and compatibility of L3Harris Military Training’s business with CAE’s existing business and teams; other anticipated benefits of the Acquisition and their impact on the Corporation’s future growth, results of operations, performance, business, prospects and opportunities, CAE’s business outlook, objectives, development, plans, growth strategies and other strategic priorities, and CAE’s leadership position in its markets; general economic outlook; prospects and trends of an industry; and other statements that are not historical facts. Although CAE believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements since no assurance can be given that they will prove to be correct.

Forward-looking statements can generally be identified by the use of forward-looking terminology such as “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements, including risks and uncertainties relating to the following: the possible failure to realize anticipated benefits of the Acquisition; the integration of L3Harris Military Training’s business (such as the impact of significant demands placed on CAE as a result of the Acquisition, the time and resources required to integrate L3Harris Military Training’s business, diversion of management time on integration-related issues, unanticipated costs of integration, including operating costs or business disruption being greater than expected, and the difficulties and delays associated with such integration); uncertainty as to the expected financial condition and economic performance of the combined company following the closing of the Acquisition, including future revenues, expenses, earnings, indebtedness, losses, prospects, business strategies for the management, expansion and growth of CAE following the closing of the Acquisition; CAE’s dependence on key employees and the loss of certain key personnel of L3Harris Military Training; the possible failure to realize, in the timeframe anticipated or at all, the anticipated synergies of the Acquisition, including without limitation anticipated cost savings and synergies; the failure to close the Acquisition or change in the terms of the Acquisition; the uncertainty of obtaining in a timely manner, or at all, the requisite regulatory approvals required to complete the Acquisition and the Private Placements; unfavourable capital markets developments or other factors that may adversely affect CAE’s ability to finance the Acquisition; increased indebtedness; transitional risk; the fact that CAE does not currently own or control L3Harris Military Training; potential undisclosed costs or liabilities associated with the Acquisition; impact of acquisition-related expenses; the reliance on information provided by, and assumptions, judgments and allocations made by, L3Harris and the risk of inaccurate or incomplete information; historical and/or carve-out financial information may not be representative of future performance; change of control and other similar provisions and fees; the nature of acquisitions; exchange rate and foreign currency exposure risks; the fact that the combined company will continue to face the same risks that CAE currently faces and potential litigation. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE or L3Harris Military Training. The completion of the Acquisition is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, and there can be no assurance that the Acquisition will be completed. There can also be no assurance that if the Acquisition is completed, the strategic and financial benefits expected to result from the Acquisition will be realized.

These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. While management considers these assumptions to be reasonable and appropriate based on information currently available, there is risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of March 1, 2021 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after March 1, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of the Acquisition and the Private Placements. Readers are cautioned that such information may not be appropriate for other purposes.

Pending the Acquisition closing, L3Harris Military Training is a fully integrated business unit of L3Harris, and separate financial statements historically have not been prepared for the L3Harris Military Training business. Consequently, the financial information of the L3Harris Military Training business included in this document has been derived from the consolidated financial statements and historical accounting records of L3Harris and reflects certain significant assumptions, judgments and allocations made by L3Harris. The financial position, net income and cash flows of the L3Harris Military Training business may not be representative of the financial performance if the L3Harris Military Training business had been a stand-alone entity or operated independently of L3Harris. For example, in preparing financial information on the L3Harris Military Training business, L3Harris has made an appropriate allocation of costs and expenses that are attributable to the L3Harris Military Training business. However, these costs and expenses reflect the costs and expenses attributable to the L3Harris Military Training business operated as part of a larger organization and do not reflect costs and expenses that would be incurred by the business had it been operated independently. As a result, the historical financial information of the L3Harris Military Training business may not be a reliable indicator of future results.

Material assumptions

The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: our liquidity from our cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting our business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. As it relates to the Acquisition or the combined company following the Acquisition, the assumptions underlying the forward-looking statements this press release include, without limitation, the receipt of all requisite regulatory approvals required to complete the Acquisition and the Private Placements in a timely manner and on terms acceptable to CAE; the realization of the expected strategic, financial and other benefits of the Acquisition in the timeframe anticipated; economic and political environments and industry conditions; CAE’s ability to retain and attract new business and achieve synergies and expand market position and leadership arising from successful integration plans relating to the Acquisition; CAE’s ability to otherwise complete the integration of the business acquired within anticipated time periods and at expected cost levels; the accuracy and completeness of public and other disclosure (including financial disclosure) by L3Harris; absence of significant undisclosed costs or liabilities associated with the Acquisition; CAE’s ability to attract and retain key employees in connection with the Acquisition; the ability of CAE to opportunistically access the capital markets before or after the Acquisition closing and absence of material change in market conditions; the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates; the maintenance of CAE’s investment grade credit rating; as well as management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Acquisition and resulting impact on growth and accretion in various financial metrics.

Other Material risks

Other important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2020 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2020 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures

This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP and therefore may not be comparable to similar measures presented by other issuers. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 5 of CAE’s MD&A for the quarter ended December 31, 2020 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

(1) EBITDA

EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Refer to section 5.2 “Non-GAAP measure reconciliations” of the MD&A for the quarter ended December 31, 2020 for a reconciliation of this non-GAAP measures to the most directly comparable measure under GAAP.

EBITDA margin in D&S is defined as the EBITDA of the Defense and Security segment expressed as a percentage of the Defense and Security revenues.

EBITDA of L3Harris Military Training business comprises earnings before income taxes, finance expense – net, depreciation and amortization.

Adjusted EBITDA of L3Harris Military Training business is calculated as EBITDA from L3 Harris Military Training, after giving effect to the Acquisition and Acquisition related adjustments from sales type leases accounted for under US GAAP and estimated standalone costs. Adjusted EBITDA does not have a standardized meaning under IFRS; accordingly, it may not be comparable to similarly named measures used by other companies. Investors should not view Adjusted EBITDA as an alternative measure to, for example, net earnings (loss), or as a measure of operating results, which are IFRS measures.